

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

Steven H. Rosen
Co-Chief Executive Officer
Zanite Acquisition Corp.
25101 Chagrin Boulevard
Suite 350
Cleveland, OH 44122

> **Re: Zanite Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed October 22, 2020**
> **File No. 333-249618**

Dear Mr. Rosen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed October 22, 2020

Risk Factors
Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits, page 58

1. You state here and on page 130 that the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Please reconcile this statement with your additional disclosure on page 130 that "the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, other employees or agents."

Management
Senior Advisor, page 103

2.   We note that Mr. Sugar will serve as senior advisor and that you currently expect him to assist you in sourcing and negotiating with potential business combination targets, although he has no written advisory agreement with you. We further note disclosure on page 80 that you may pay a finder's fee for identifying an initial business combination but "[i]n no event, however, will [y]our sponsor or any of [y]our existing officers or directors, or any entity with which they are affiliated, be paid any finder's fee, consulting fee or other compensation by the company prior to, or for any services they render in order to effectuate, the completion of our initial business combination (regardless of the type of transaction that it is)." As it relates to your senior advisor, please disclose whether you intend to pay any consulting fees or other compensation to Mr. Sugar.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Daniel E. Nussen